ADDENDUM TO INVESTMENT ADVISORY AGREEMENT

The following provision is added to Section 6, Compensation to IDS, of the Investment Advisory Agreement between IDS Life Insurance Company (IDS Life) and IDS/American Express, Inc. (IDS) [now known as American Express Financial Corporation] dated July 11, 1984. All other provisions of this Investment Advisory Agreement remain in full force and effect.

6. Compensation to IDS. In addition to the fee for services provided under the Investment Advisory Agreement described above, IDS Life Series Fund, Inc. for the International Equity Portfolio shall pay IDS life a fee for each calendar day of each year equal to the total of 1/365th (1/366th in each leap year) of 0.10% of the total net assets of the International Equity Portfolio for a total of 0.35% of the net assets of the International Equity Portfolio. This additional 0.10% fee shall be paid on a monthly basis in cash by IDS Life to IDS within five (5) business days after the last day of each month.

(IN WITNESS WHEREOF, the parties have executed the Addendum as of the 1st day of January, 1995.)


                                                     IDS LIFE INSURANCE COMPANY

Attest:/s/ Nancy Careaga                             By:/s/ Richard W. Kling
           Nancy Careaga                                    Richard W. Kling

Title:  Assistant Secretary                          Title:  President


                                                     AMERICAN EXPRESS FINANCIAL
                                                     CORPORATION

Attest:/s/ Colleen Curran                          By:/s/ William A. Stoltzmann
           Colleen Curran                                 William A. Stoltzmann

Title:       Secretary                                  Title:  Vice President